UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C-AR
UNDER THE SECURITIES ACT OF 1933

☑ Form C-AR: Annual Report

Name of issuer:

Vestaboard, Inc.

Legal status of issuer:

Form

Corporation

Jurisdiction of Incorporation/Organization

Delaware

Date of organization

August 5, 2015

Physical address of issuer:

380 Portage Ave, Palo Alto CA 94306

Website of issuer

https://www.vestaboard.com

Current number of employees

16

April 29th, 2024

FORM C-AR
Vestaboard, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Vestaboard, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature.

The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.vestaboard.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29th, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate,""expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's

control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

	Most recent fiscal year	Prior fiscal year
Total Assets	$2,890,978	$3,738,815
Cash & Cash Equivalents	$549,758	$685,015
Short Term Debt	$833,029	$71,648
Long Term Debt	$0	$6,337,569
Revenue / Sales	$10,878,994	$10,639,654
Cost of Goods Sold	$6,876,877	$7,566,174
Taxes Paid	$215	$2,050
Net Income	($2,615,960)	($2,517,814)

Vestaboard, Inc.

ANNUAL REPORT
2024

V E S T A B O A R D

380 Portage Ave
Palo Alto CA 94306
(615) 212-9338

http://www.vestaboard.com

This Annual Report is dated April 29th, 2024.

Description of Business

The Company is the maker of Vestaboard, a beautiful messaging display that can be controlled from a mobile phone from anywhere. Unlike other forms of electronic communication, Vestaboard offers focused, high-visibility messaging that brings people together and creates more inspiring environments. The company began mass production of its flagship product in November of 2020 and had delivered approximately 11,000 units of Vestaboard as of December 31, 2023. The Company reported audited 2023 revenue of $10,878,944.

A broad range of inspirational and informational use cases exist for Vestaboard, including at home and work. The mobile and cloud-based software used to manage Vestaboard creates an ongoing connection between Vestaboard and its customers and also creates the opportunity for recurring revenue. The Company aspires to build and deliver additional products that leverage the Company's hardware and software know-how.

Prior history

From 2015 through 2020 the Company was in research & development. In considering how to build Vestaboard the Company evaluated a wide range of mediums for smart displays. Vestaboard spent a significant portion of its time creating and designing the character unit of Vestaboard, a core component of Vestaboard. Vestaboard is composed of 64 character units which it calls "Bits", a motor, housing, and electronics. The Company made and tested several iterations of the product before settling on a final design that could be manufactured at a reasonable cost relative to a selling price.

The Company's gross margin in 2023 was 37%, based on selling price and cost of goods sold. The Company realized $8.9 million in sales in 2022 (reported recognized revenue of over $10m includes backlog sales from 2021) and grew sales to over $11 million in 2023. Sales represents the dollar value of sales of our products to customers at the time a customer purchases the product. We use sales as a measurement of whether we are growing demand for Vestaboard's products and services. Revenue represents the recognition of revenue from those sales when we deliver the product to the customer. Since we operated on a pre-order basis from 2018 through 2022, the financial statements for 2022 and prior years include significant recognized revenue based on sales in prior periods. Moreover, whenever we sell our software Vestaboard+ or service agreements we do so on terms such as one or three years and those sales are also recognized as revenue over the term of the service provided.

Future Roadmap

Our plan is as follows:

1. Grow demand for Vestaboard's flagship product this year and beyond.

2. Invest in our software platform and grow recurring revenue.

3. Introduce new, affordable information / messaging displays that leverage our mobile and cloud software, grow our sales and scale our recurring revenue.

Securities Offerings in the Last Three Years

Name: Series 3-A Seed Preferred Stock
Type of security sold: Equity
Final amount sold: $7,554,997.76
Number of Securities Sold: 2,587,328
Use of proceeds: Working Capital, Inventory, R&D
Date: August 18, 2023
Offering exemption relied upon: Rule 506(d)

Existing Securities Offerings

The Company has a live Regulation CF campaign filed on Form C which is set to expire on April 29, 2024 offering up to $2,474,974.48 in Series Seed 3-B Preferred Stock at $2.92 per share accompanied by 10% bonus shares and a minimum target raise amount of $9,998.08. The Company is also offering up to up to $2,474,974.48 in Series 3-A Seed Preferred Stock at $2.92 per share accompanied by 10% bonus shares to accredited and institutional investors pursuant to Rule 506(d) at $2.92 per share. The Company is likely to continue offering securities after the date of this filing.

Risk Factors

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the

Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

The estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate. Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including the risks described herein. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all. Any expansion in our market depends on a number of factors, including the cost, performance, and perceived value associated with our products and the products provided by our competitors. Our growth is subject to many factors, including our success in implementing our business strategy and launching new products, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth referenced should not be taken as indicative of our future growth.

Any valuation at this stage is difficult to assess

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Your investment could be illiquid for a long time

You should be prepared to hold any investment in Vestaboard for several years or longer. There will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Liquidity, sale or purchase of the shares may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

Even if the maximum amount in any fundraising scenario is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may have difficulty raising needed capital in the future as a result of, among other factors, revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. While our company

generates sales, future sources of sales may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If we can not obtain credit when we need it, we could be forced to raise additional equity capital, or we may be required to delay, reduce the scope of or eliminate our growth plans or take some other action, which may materially harm our business, financial condition and results of operations.

We may not have enough capital as needed and may be required to raise more capital

We anticipate needing access to more equity capital and credit in order to support our working capital requirements as we grow. It is a difficult environment for a start-up to obtain credit on favorable terms. If we cannot obtain equity capital or credit when we need it, we could be forced to modify our growth plans, or take some other action such as dramatically cutting expenses. Issuing more equity will likely require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations or taking drastic steps to alter operation, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in your Preferred Stock or Common Stock as applicable. Interest on debt securities could increase costs and negatively impact operating results. Preferred Stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of Preferred Stock could be more advantageous to those investors than to the holders of existing holders of Preferred Stock or Common Stock, including your holdings of Preferred Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Future financings

The Company may never consummate future equity financings. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If no liquidity event occurs, you could be left holding the Company's securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The

Company's securties have no rights to the Company's assets or profits and, in the case of Series Seed 2-C and 3-B Preferred Stock have no voting rights or ability to direct the Company or its actions.

Some of our products are still in prototype phase and might never be operational products

It is possible that a second product may never be an operational product or that a second product may never be launched. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We have only just begun research and development of our future products. Delays or cost overruns in the development of the future products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The shares that an investor purchases through Regulation CF have no voting rights attached to them. This means that any holder will have no rights in dictating on how the Company will be run. If you are holding non-voting Preferred Stock, you are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that people think it's a better option than a competing product, or that Vestaboard will be able to provide the service at a level that allows the Company to make a profit and still attract business.

We are an early stage company and have not yet generated any profits

Vestaboard began shipping in Q4 2020 and since then has shipped approximately 11,000 units as of December 31, 2023. The Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Vestaboard has incurred a net loss and has not reached profitability since its inception. There is no assurance that we will be profitable in the next 3 years.

We are an early stage company and have limited revenue and operating history

While we have shipped more than 11,000 units, we are still an early stage company with limited revenue and operating history. If you are investing, it's because you think that Vestaboard is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price Vestaboard right and sell Vestaboard to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. As the market for our products evolves, or as new competitors introduce new products or services that compete with ours, we may be unable to attract new customers on terms or based on pricing models that we have relied on so far. In the future, we may be required to reduce our prices or be unable to increase our prices, or it may be necessary for us to increase our products without additional revenue to remain competitive, all of which could harm our results of operations and financial condition.

If our existing customers do not continue to use our products and renew their subscriptions, it could have an adverse effect on our business and results of operations.

Currently a small portion of our revenue comes from renewals of existing subscriptions for our software. We plan to make subscription software a key part of our future products, if they are launched. As a result, achieving a high renewal rate of our subscriptions will be critical to our business. Our customers have no contractual obligation to renew their subscriptions after the completion of their subscription term. Terms of our subscriptions typically range from one to three years. Our customers' usage of our products and renewal rates may decline or fluctuate as a result of a number of factors, including their satisfaction with our products and our customer support, our products' ability to integrate with new and changing technologies, the frequency and severity of product outages, our product uptime or latency, the pricing of our, or competing, products, and our customers' own budget priorities and fluctuations in spending. Even if our customers renew their subscriptions, they may renew for terms that are less economically beneficial to us. We have limited historical data with respect to rates of customer renewals, so we may not accurately predict future renewal trends. If our customers do not renew their subscriptions, or renew on less favorable terms, our revenue may grow slower than expected or decline and our net expansion rate may decline.

Risk of refunds of deposits

It is possible that our products sell out in the short term and we have to collect cash deposits for the future delivery of Vestaboard. In doing so the Company can create a significant unearned revenue liability if it fails to deliver the product or receive requests for a refund of the deposit. Customers who place deposits have no legal obligation to complete their order, and Vestaboard offers a right to a refund of the deposit to all customers. Delays or other reasons could affect customer's desire for the product and refund requests could materially and adversely harm the Company's ability to operate, and the Company may be totally unable to meet the demands for refunds.

Tariffs and tradewars

Changes in U.S. trade policy has triggered actions affecting doing business in China, where we manufacture Vestaboard with a third party contract manufacturer, resulting in increased costs for goods imported into the U.S.. These tariffs and trade wars may reduce customer demand for Vestaboard and could cause existing customers to reconsider their order not just in the U.S. but around the globe and in

other countries where we have sold Vestaboad, including but not limited to Australia, Canada, United Kingdom, Germany and many western European countries.

Management team

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team, especially our founder and CEO Dorrian Porter and our head of manufacturing Ian Guyer, may have an adverse effect on the Company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully establish our business.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have patents that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with all the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining

the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is dependent on outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such a point the Company may no longer want to sell its products and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

Given the internet-based nature of the software accompanying Vestaboard, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Vestaboard or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Vestaboard could harm our reputation and materially negatively impact our financial condition and business.

Our partner factory is located in China

Vestaboard is manufactured by a partner factory in China. China maintains significant governmental measures and restrictions on manufacturing that could affect our ability to manufacture our product at any time. As a result, our partner factory may not have the materials, capacity or capability to manufacture our products according to our schedule and specifications. If our partner factory's manufacturing operations are curtailed, we may need to seek alternative manufacturing sources, which may be more expensive, cause delays or not available at all.

Unfavorable conditions in the global economy or reductions in spending for products like ours could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations may vary based on the impact of changes in the global economy on us or our customers. Current or future economic uncertainties or downturns could adversely affect our business and results of operations. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, political turmoil, natural catastrophes, warfare, and terrorist attacks on the United States, Europe, the Asia-Pacific region, or elsewhere, could cause a decrease in business investments by our customers and potential customers, including spending on information technology, and negatively affect the growth of our business. To the extent our offerings are perceived by customers and potential customers as discretionary, our revenue may be disproportionately affected by delays or reductions in general information technology, smart home or digital signage spending. We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate do not improve, or worsen from present levels, our business, results of operations, and financial condition could be adversely affected.

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

The Company was incorporated in Delaware on August 5, 2015. The Company is engaged in the development, design and direct-to-customer marketing of their smart messaging display product. The Company's headquarters are in Palo Alto, California. The company began operations in 2015 and was focused on research & development until 2020, when it first shipped its primary product Vestaboard. The Company is in the early stages of building its market and growing customer adoption.

As of December 31, 2023, the Company had negative retained earnings and will likely incur additional losses in 2024 prior to generating positive working capital. As noted in our Audited Financial Statements for 2023 and 2022, these matters raise substantial concern about the Company's ability to continue as a going concern. During 2024, the Company intends to fund its operations with funding from a Regulation CF investment campaign and Rule 506(c) accredited investor offering and the receipt of funds from revenue producing activities. If the Company cannot secure additional capital or meet its revenue targets, it may cease operations or dramatically alter its approach to sales, marketing and operations to continue operating. There is no certainty that the Company can or will meet its plans to raise sufficient capital or meet its sales, revenue, delivery and operating targets.

Revenue:

Revenue for fiscal year 2023 was $10,878,994 and revenue for fiscal year 2022 was $10,639,554. Note that 2022 revenue included the recognition of revenue from pre-order sales that occurred in 2021 but for which deliveries were made in 2022. The Company presently expects to increase sales and revenue in 2024, which may not occur.

The Company made its first delivery of units in August 2020 and began mass production in November 2020. As of December 31, 2023, the Company had shipped approximately 11,000 units. The Company launched an optional, premium software subscription service in 2022 called Vestaboard+. The Company also sells installation services and accessories to all customers, and extended warranties to B2B customers.

Cost of revenue:

Cost of net revenue in 2023 was $6,876,877 and in 2022 was $7,566,174.

Gross margins and operating income:

Gross profit in 2023 was $4,002,117 (37%) and in 2022 was $3,073,480 (29%).

Loss from operations in 2023 was $2,232,384 and in 2022 was $2,161,703.

Expenses:

Operating expenses in 2023 was $6,234,501 and in 2022 was $5,235,183.

In 2023 approximately 20.4% of the Company's OPEX was spent on R&D-related expenses, and 57% was spent on sales and marketing costs for Vestaboard. In 2022 22% of the Company's OPEX was spent on R&D, and 59% on sales and marketing for Vestaboard.

Historical results and cash flows:

The Company's operating cash outflows were $1,375,088 in 2023 and $3,563,692 in 2022.

Debt or Merchant Advances

As of December 31, 2023:

Creditor: Shopify Capital
Amount Owed: $300,418
Interest Rate: Estimated APR of 10-15%
Maturity Date: n/a - the Company repays based on a % of revenue

Creditor: Paperstack
Amount Owed: $523,812
Interest Rate: Estimated APR of 10-15%
Maturity Date: n/a - the Company repays on a % of revenue

Other Liabilities / Updated Liabilities:

See the Company's Audited 2023 Financial Statements attached to this Form C-AR for more information about liabilities. As of March 31, 2024 the total amount owed in connection with cash advances based on repayment of percentage of revenue, inclusive of the creditors listed above, as well as an additional advance from PayPal and a short term promissory note owed to a minority shareholder (due December 31, 2024) was approximately $1,070,000, which was reduced to approximately $915,612 as of the date of this filing.

Liquidity and capital resources

The Company's cash and cash equivalents on hand was $549,758 as of December 31, 2023 and approximately $410,000 as of March 31, 2024. Some cash is restricted based on sales taxes and other liabilities.

The Company receives offers from time to time for additional funding from Shopify, Paypal and other companies but has no control over the timing of those offers or whether they will be made on terms that the Company will accept.

Use of proceeds from current securities offerings

The Company is in the process of raising up to $5,500,000 million in 2024 and intends to use the net proceeds of the offering for working capital and inventory, including amounts owed to our partner factory for inventory the Company has already received from its partner factory and currently holds at its warehouse. In addition the Company plans to pursue R&D initiatives related to the development of our education and maker division, and a second Vestaboard information display product.

Financial resources

Funds from this campaign are important to the success of our overall fundraising and operating plan in 2024 and beyond. Our ability to meet our obligations for inventory currently on hand and for our desired production and delivery schedule in 2024, will be based on the success of this campaign. If we fail to raise the maximum capital from this campaign we will need to fund our operating needs from other sources including other sources of capital or stronger than forecasted or expected sales, which may be difficult if not impossible. If we only meet the minimum funding goal, fail to meet our sales goals in 2024 or fail to raise funds in addition to the funds being raised via this offering our viability could be put into serious doubt.

Viability

Funds from the Regulation CF campaign are necessary to proceed with our operating plan in order to meet inventory obligations, current and future. We expect to complement those campaign funds with other sources of investment and with additional sales of our product. However the overall fundraising is not successful, or if our other sources of investment or new sales fail to materialize, then our ability to proceed with the production and delivery of units necessary to meet our current obligations and expenses could put the Company's viability into serious doubt.

Operating Duration

If we do not raise sufficient capital in Q2 2024, the Company's ability to meet its inventory obligations and its desired timeline for production in 2024 could be materially affected in the short term and the Company could have difficulty operating without either meeting its sales targets or obtaining sources of credit, or both. Please refer to our risk factors disclosed in this offering memorandum. The Company believes it can reach a point of self-sustainability (cash flow break) without adjustments to its operating expenses in the coming 12 months if the Company meets its sales forecasts and if the Company raises sufficient capital elsewhere to meet its present and future inventory obligations. If any of these efforts are unsuccessful then the Company's ability and time to survive will depend solely on its ability to manage expenses, which may or may not be successful to keep the Company going, especially if sales forecasts do not materialize or if the Company experiences difficulties during production or shipping its product.

Future Sources of Capital

The Company is raising capital simultaneously to this offering via Rule 506(d) of Regulation D which is intended to supplement the amount raised. The capital being raised and expected to be raised is for accredited investors and is comprised of a different series of preferred stock with terms similar to the Regulation CF and at the same price per share, except that the preferred stock received by such investors will be voting shares (and any amounts raised in the simultaneous Rule 506(c) offering will dilute the ownership of participants in the Regulation CF offering).

Valuation:

The valuation of the Company for the current Regulation CF offerings and Rule 506(c) offerings was determined taking into account the following information:

1. Prior Investments and Pre-Money Valuations. In August 2023, the Company converted convertible notes by arms- length third-party accredited investors totaling $7,554,997.76 at the pre-money valuation of $32,053,099.88. The amount of the conversion of the notes, any sale of additional preferred stock by the Company, and the creation of a new stock option plan preceding this offering guided our analysis of valuing the company at approximately $39M.

2. Revenue. In Fiscal Year 2023, the Company recorded $10.8M in revenue - please refer to our attached 2023 Audited Financials. We are using an approximate 3.7x revenue multiple to determine our pre-money valuation for this offering round. Our business sits between a few industries in software, hardware and technology which based on various industry sources can vary from a 2.6x - 15x revenue multiple.

3. Series A Financing Analysis. The 2023 Q4 median pre-money valuations for general Series A financings were reported as $49.5 million by Wilson Sonsini Goodrich & Rosati, based on its database of clients completing financings, which we believe given our revenue levels appropriately map to our stage and provide investors with recognition that we are not seeking the median.

4. The Company obtained an independent valuation of the Company's securities by Eton Venture Services Ltd in 2024 for the valuation of our common stock, and we have utilized this report in our analysis. A copy of this report can be made available to stockholders on request.

Overall our pre-money valuation for purposes of new investment was determined based on revenue, market opportunity, receptivity to our offerings in 2024 by participating investors, in addition to the other key aspects of our business and market analysis listed above.

Disclaimers

The Company set its valuation internally, without a formal third-party independent evaluation except with reference to the valuation by Eton mentioned above for the Common Stock. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed that all preferred stock is converted to common stock.

Bonus Shares

The Company has agreed with stockholders that the stockholders who converted notes or who otherwise purchased equity in exchange for Series 3-A Series Seed Preferred Stock in August 2023 at a a price per share of $2.92 that, in exchange for the bonus share incentive offer being approved in connection with existing securities offerings, they will also receive, pro-rated to the number of shares they own, bonus share to a maximum total of 258,733 of Series 3-A Series Seed Preferred Stock.

Directors and officers

Positions and offices currently held with the issuer:

Position: CEO and President, Sole Director
Dates of Service: August, 2015 - Present
Responsibilities: Overall stewardship of the business. In 2024, Mr. Porter is receiving an annual compensation of $275,000 for his role as CEO and approved by a majority of non-interested shareholders in August 2023. The Company has advanced funds to Mr. Porter as a loan for which there has been some forgiveness. Please refer to the Related Party Transactions section for further details. Mr. Porter commits a full-time schedule to Vestaboard and has for the last three years. He is the principal financial officer of the Company working with an outside accounting firm. The Company also engages outside auditors.

Principal Securities Holders

Title of class: Common Stock
Stockholder Name: Dorrian Porter
Amount and nature of Beneficial ownership: 5,000,000 Common Stock
Percent of class: 69% of fully diluted Common Stock
Percent of company: 36.8% of fully diluted capitalization

The Company's 2021 Stock Option Plan has an authorized pool of 1,700,971 options to purchase Common Stock, from which 773,740 options had been granted as of December 31, 2023. In addition 525,000 shares of Common Stock have been purchased previously by the Company's employees, former employees and advisors.

The Company's other class of shares is Series Seed Preferred Stock, which has been issued almost entirely to investors. As of December 31, 2023 the Company had issued 6,338,446 shares of Series Seed

Preferred Stock. The rights and preferences of the Series Seed Preferred Stock, and their sub-series, are described in the section titled The Company's Securities.

Related Party Transactions

Name of Entity: Dorrian Porter
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: As founder and CEO Dorrian Porter received no compensation from Vestaboard from 2015 to 2018. Between 2015 and December 2023, the Company has loaned to Mr. Porter a sum of $386,487, which arrangement was approved by a majority of non-interested shareholders in August 2023.

Material Terms: The total amount owed by Mr. Porter to the Company pursuant to a signed promissory note is $386,487 as of December 31, 2023. The full balance of the promissory note, including any accrued interest, is currently due and payable on December 31, 2025. The annual interest rate is 3%. Mr. Porter may pre-pay the promissory note early without penalty.

The Company's Securities

The Company is authorized to issue two classes of stock designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is 23,633,172 shares, each with a par value of $0.0001 per share. Of these, 15,430,000 shares are Common Stock and 8,203,172 shares are Preferred Stock.

In addition to the Common Stock, the Company has authorized Series Seed 1-A Preferred Stock, Series Seed 1-B Preferred Stock, Series Seed 1-C Preferred Stock, Series Seed 2 - C Preferred Stock, Series Seed 3-A Preferred Stock, Series Seed 3-B Preferred Stock. As part of the Reg D Rule 506(c) raise, the Company will be offering up to 932,354 of Series Seed 3-A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 932,354 of Series Seed 3-B Preferred Stock. In addition the Company may issue up to 445,204 bonus shares.

Series Seed 1-A: The amount of securities authorized is 786,480 with a total of 786,480 outstanding.

Series Seed 1-B: The amount of securities authorized is 413,439 with a total of 413,439 outstanding.

Series Seed 1-C: The amount of securities authorized is 2,352,941 with a total of 2,352,941 outstanding.

Series Seed 3-A: The amount of securities authorized is 932,372 with a total of 0 outstanding, although the Company expects to issue stock imminently in connection with the Red Rule 506(c) raise mentioned above.

Series Seed 2-C: The amount of security authorized is 198,258 with a total of 198,258 outstanding. There are no voting rights associated with Series Seed 2 - C Preferred Stock.

Series Seed 3-B: The amount of security authorized is 932,354 with a total of 0 outstanding, except that which is or will be issued in connection with the Regulation CF offering set to end on April 29, 2024. There are no voting rights associated with Series Seed 3-B Preferred Stock.

Voting rights: The Series Seed 1-A Preferred Stock, Series Seed 1-B Preferred Stock, the Series Seed 1-C Preferred Stock and the Series Seed 3-A (the "Voting Preferred Stock") shall vote together as a single class on all matters with one vote per share calculated on an as converted basis. The Voting Preferred

Stock is entitled to elect one director of the Corporation (the "Preferred Director"). In addition the Corporation shall not (a) alter or change the rights, preferences or privileges of the Preferred Stock so as to affect adversely the shares of any Preferred Stock; (b) decrease the number of authorized directors; or (c) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that materially adversely affects the holders of the Preferred Stock, without consent of a majority of the holders of Voting Preferred Stock.

Non-Voting: The Series Seed 2-C and 3-B Preferred Stock shall be non-voting stock and shall not be entitled to vote on any matter except as required by the Delaware General Corporation Law. As to all matters for which voting by class is specifically required by the Delaware General Corporation Law, each outstanding share of Series Seed 2 Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

Material Rights

The following serves as a summary of the material rights of the Company's stock, including Voting and Non-Voting Preferred Stock, based on summary of the Second Amended and Restated Certificate of Incorporation of the Company filed with the State of Delaware on August 18, 2023, which is determinative of the governance of the rights, privileges and preferences of the Company's securities. Stockholders may request a copy of the Company's latest Certificate.

Dividends: Subject to certain provisions of the Certificate, the holders of shares of Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of the original price paid per share (in each case, as adjusted for stock splits, stock dividends, reclassification and the like) per annum on each outstanding share of Series Seed Preferred Stock then held by them; payable when, as and if declared by the Board of Directors of the Corporation (the "Board of Directors"). Such dividends shall not be cumulative. After payment of such dividends, any additional dividends shall be distributed among the holders of Series Seed Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Preferred Stock into Common Stock).

Liquidation Preference: Subject to certain provisions of the Certificate, holders of Voting and Non-Voting Preferred Stock are entitled to a one times (1x) liquidation preference equal to the price per share paid and weighted-average anti-dilution protection for certain issuances of new stock based on the original purchase price paid per share (in each case, as adjusted for stock splits, stock dividends, reclassification and the like).

Right to Convert: Subject to certain provisions of the Certificate, each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock based on the original purchase price paid per share.

Automatic Conversion: Each share of Series Seed Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided in the Certficate, the Corporation's sale of its Common Stock in a firm

commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act") or (ii) the date specified by vote or written consent of the holders of a majority of the then outstanding shares of the Voting Preferred Stock, voting together as a class.

Redemption: The Preferred Stock is not mandatorily redeemable.

Lock-Up Period: To the extent requested by the Company or an underwriter of securities of the Company, the undersigned shall not sell or otherwise transfer or dispose of any Securities or other shares of stock of the Company then owned by the undersigned (other than to donees or partners of the the undersigned who agree to be similarly bound) for up to 180 days following the effective date of any registration statement of the Company filed under the Securities Act; provided however that, if during the last 17 days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or before the expiration of the restricted period the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period, and if the Company's securities are listed on the Nasdaq Stock Market and Rule 2711 thereof applies, then the restrictions imposed by the Certificate will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided, further, that such automatic extension will not apply to the extent that the Financial Industry Regulatory Authority has amended or repealed NASD Rule 2711([)(4), or has otherwise provided written interpretive guidance regarding such rule, in each case, so as to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012) before or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its stockholders that restricts or prohibits the sale of securities held by the emerging growth company or its stockholders after the initial public offering date. In no event will the restricted period extend beyond 215 days after the effective date of the registration statement. For purposes of this the Certificate "Company" includes any wholly- owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the shares subject to the Certificate and may impose stop transfer instructions with respect to the Securities and such other shares of stock of the undersigned (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. The undersigned shall enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

Non-voting Securities; Grant of Proxy

a) The holders of Non-Voting Preferred Stock have acknowledged that the Securities being acquired have no voting rights and that major corporate actions may be taken without the vote of the holders of the Securities. Upon the Closing, the undersigned hereby appoints, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "CEO"), as the undersigned's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the undersigned, (i) vote all Securities issued pursuant to the terms of this instrument, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of the CEO's authority under this instrument and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the undersigned pursuant to the Certificate are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the undersigned is an individual, will survive the death, incompetency and disability of the undersigned and, so long as the undersigned is an entity, will survive the merger or reorganization of the undersigned or any other entity holding shares of the Securities issued pursuant to the terms of this

instrument. The CEO is an intended third-party beneficiary of the Certificate provision and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

b) Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the undersigned's true and lawful proxy and attorney pursuant to the Certificate (the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the undersigned pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the undersigned otherwise exist against the Proxy. The undersigned shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the undersigned pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the CEO, the Company) shall reimburse the undersigned the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Amount). In no event will the Proxy be required to advance his, her or its own funds on behalf of the undersigned or otherwise. The undersigned acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

Common Stock

The amount of security authorized is 15,430,000 with a total of 7,225,971 outstanding.

Voting Rights: The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

Stock Option Plan: The total amount outstanding includes 1,700,971 shares of common stock potentially to be issued pursuant to options issued from the 2021 Stock Option Plan, of which 927,231 options have been granted and 773,740 remain ungranted.

Liquidation Rights: Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in the Certificate, giving preference to the Preferred Stock.

Redemption: The Common Stock is not mandatorily redeemable.

Protective Provisions: The Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the outstanding shares of Common Stock, voting as a separate class, affect a Liquidation Transaction.

What it means to be a minority holder

As a minority holder of shares of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. In addition, holders of Non-Voting Preferred Stock appoint the then-current Chief Executive Officer of the Company

as your voting proxy. Further, investors in any Company securities offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. An investor's stake in a company can be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For at least a year, the securities purchased pursuant to any securities offerings of the Company can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and / or
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has caused this Form C-AR to be signed on its behalf by the duly authorized undersigned, as of April 29th, 2024.

The undersigned also certifies that the attached Audited Financial Statements are true and complete in all material respects.

VESTABOARD, INC.

_____

President and CEO / Principal Executive Officer

April 29, 2024

VESTABOARD, INC.
A Delaware Corporation

Financial Statements and Independent Auditor's Report

December 31, 2023 and 2022

VESTABOARD, INC.

TABLE OF CONTENTS



To the Board of Directors of
Vestaboard, Inc.
Palo Alto, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Vestaboard, Inc. (the "Company") which comprise the balance sheets as of December 31, 2023 and 2022 and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 and the results of its operations and its cash flows for the for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company sustained net losses of $2,615,960 and $2,517,814 and had negative operating cash flows for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, the Company had an accumulated deficit of $13,745,300 and lacks liquid assets to satisfy its obligations as they come due with cash of $549,758 and a working capital deficit of $1,344,024. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events,

considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
April 18, 2024

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

VESTABOARD, INC.
BALANCE SHEETS
As of December 31, 2023 and 2022

	December 31, 2023	December 31, 2022
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 549,758	$ 685,015
Accounts receivable	45,748	54,711
Notes receivable	534	29,024
Inventory	1,906,081	2,655,970
Inventory deposits	297,089	163,853
Prepaid expenses	40,100	28,801
Total current assets	2,839,310	3,617,374
Non-Current Assets:		
Property and equipment, net	34,282	70,583
Deposits	17,386	38,446
Operating lease right-of-use asset	-	12,412
Total non-current assets	51,668	121,441
TOTAL ASSETS	$ 2,890,978	$ 3,738,815
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable and accrued expenses	$ 2,372,941	$ 2,178,946
Factoring loans	833,029	71,648
Deferred revenue	691,615	861,644
Sales tax payable	285,749	152,195
Operating lease liability	-	12,412
Convertible notes payable	-	6,337,569
Accrued interest payable	-	324,638
Total liabilities	4,183,334	9,939,052
Stockholders' Deficit:		
Series Seed 1-A Preferred Stock, $0.0001 par value, 786,480 shares authorized, 786,480 shares issued and outstanding, liquidation preference of $566,266 as of both December 31, 2023 and 2022	79	79
Series Seed 1-B Preferred Stock, $0.0001 par value, 413,439 shares authorized, 413,439 shares issued and outstanding, liquidation preference of $483,724 as of both December 31, 2023 and 2022	41	41
Series Seed 1-C Preferred Stock, $0.0001 par value, 2,352,941 shares authorized, 2,352,941 shares issued and outstanding, liquidation preference of $4,000,000 as of both December 31, 2023 and 2022	236	236
Series Seed 2-C Preferred Stock, $0.0001 par value, 198,258 and 588,235 shares authorized as of December 31, 2023 and 2022, respectively, 198,258 and 198,124 shares issued and outstanding and liquidation preference of $337,039 and $336,810 as December 31, 2023 and 2022, both respectively	19	19
Series Seed 3-A Preferred Stock, $0.0001 par value, 3,519,700 shares authorized, 2,587,315 and 0 shares issued and outstanding, liquidation preference of $7,554,961 and $0, as of December 31, 2023 and 2022, both respectively	259	-
Series Seed 3-B Preferred Stock, $0.0001 par value, 932,354 shares authorized, 0 shares issued and outstanding and liquidation preference of $0, as of both December 31, 2023 and 2022	-	-
Common Stock, $0.0001 par value, 15,430,000 and 10,642,066 shares authorized as of December 31, 2023 and 2022, respectively, 5,600,729 shares issued and outstanding as of both December 31, 2023 and 2022	561	561
Additional paid-in capital	12,838,236	5,301,942
Receivable from a related party	(386,487)	(373,775)
Accumulated deficit	(13,745,300)	(11,129,340)
Total stockholders' deficit	(1,292,356)	(6,200,237)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 2,890,978	$ 3,738,815

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

VESTABOARD, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2023 and 2022

	2023	2022
Net revenue	$ 10,878,994	$ 10,639,654
Cost of net revenue	6,876,877	7,566,174
Gross profit	4,002,117	3,073,480
Operating Expenses:		
General and administrative	1,397,707	1,004,541
Sales and marketing	3,560,762	3,076,070
Research and development	1,276,032	1,154,572
Total Operating Expenses	6,234,501	5,235,183
Loss from operations	(2,232,384)	(2,161,703)
Other Income/(Expense):		
Interest income	11,109	6,820
Loss on loan forgiveness	(27,490)	(12,500)
Interest expense	(367,195)	(350,431)
Total Other Income/(Expense)	(383,576)	(356,111)
Net loss	$ (2,615,960)	$ (2,517,814)

See Independent Auditor's Report and accompanying notes, which are an integral
part of these financial statements.

- 4 -

VESTABOARD, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the years ended December 31, 2023 and 2022

	Series Seed 1-A Preferred Stock		Series Seed 1-B Preferred Stock		Series Seed 1-C Preferred Stock		Series Seed 2-C Preferred Stock		Series Seed 3-A Preferred Stock		Common Stock		Additional Paid-In Capital	Receivable from Related Party	Accumulated Deficit	Total Stockholders' Deficit
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount				
Balance at December 31, 2021	786,480	$ 79	413,439	$ 41	2,352,941	$ 236	198,124	$ 19	-	$ -	5,571,800	$ 558	$ 5,257,195	$ (232,054)	$ (8,611,526)	$ (3,585,452)
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	(5,981)	-	-	(5,981)
Exercise of stock options	-	-	-	-	-	-	-	-	-	-	1,354	-	501	-	-	501
Issuance of restricted common stock	-	-	-	-	-	-	-	-	-	-	27,575	3	10,200	-	-	10,203
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	40,027	-	-	40,027
Change in related party receivable	-	-	-	-	-	-	-	-	-	-	-	-	-	(141,721)	-	(141,721)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,517,814)	(2,517,814)
Balance at December 31, 2022	786,480	$ 79	413,439	$ 41	2,352,941	$ 236	198,124	$ 19	-	$ -	5,600,729	$ 561	$ 5,301,942	$ (373,775)	$ (11,129,340)	$ (6,200,237)
Conversion of notes payable	-	-	-	-	-	-	-	-	2,397,499	240	-	-	7,000,542	-	-	7,000,782
Issuance of Series Seed 3-A preferred stock	-	-	-	-	-	-	-	-	189,816	19	-	-	554,247	-	-	554,266
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	(48,038)	-	-	(48,038)
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	29,543	-	-	29,543
Change in related party receivable	-	-	-	-	-	-	-	-	-	-	-	-	-	(12,712)	-	(12,712)
Share adjustment	-	-	-	-	-	-	134	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,615,960)	(2,615,960)
Balance at December 31, 2023	786,480	$ 79	413,439	$ 41	2,352,941	$ 236	198,258	$ 19	2,587,315	$ 259	5,600,729	$ 561	$ 12,838,236	$ (386,487)	$ (13,745,300)	$ (1,292,356)

See Independent Auditor's Report and accompanying notes, which are an integral
part of these financial statements.

VESTABOARD, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2023 and 2022

	2023	2022
Cash Flows from Operating Activities		
Net loss	$ (2,615,960)	$ (2,517,814)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	36,301	31,493
In-kind donation	-	26,109
Stock based compensation	29,543	50,230
Loss on loan forgiveness	27,490	12,500
Factoring loan fee amortization	176,175	53,476
Related party interest capitalized to loan receivable	(11,109)	-
Change in operating assets and liabilities:		
(Increase)/decrease in accounts receivable	9,963	58,843
(Increase)/decrease in inventory	749,889	(1,319,364)
(Increase)/decrease in inventory deposits	(133,236)	381,700
(Increase)/decrease in prepaid expenses	(11,299)	(4,692)
(Increase)/decrease in deposits	21,060	(22,394)
(Increase)/decrease in operating lease right-of-use asset	12,412	(12,412)
Increase/(decrease) in accounts payable and accrued expenses	193,995	1,050,840
Increase/(decrease) in sales tax payable	133,554	(44,039)
Increase/(decrease) in deferred revenue	(170,029)	(1,600,497)
Increase/(decrease) in accrued interest payable	188,575	279,917
Increase/(decrease) in operating lease liability	(12,412)	12,412
Net cash used in operating activities	(1,375,088)	(3,563,692)
Cash Flows from Investing Activities		
Purchase of property and equipment	-	(51,225)
Advances to related parties, net	(1,603)	(141,721)
Notes receivable, net of repayment	-	(32,271)
Cash used in investing activities	(1,603)	(225,217)
Cash Flows from Financing Activities		
Proceeds from issuance of convertible notes payable	165,000	4,337,569
Proceeds from factoring loans	2,943,340	928,000
Repayments of convertible notes payable	(15,000)	-
Repayments of factoring loans	(2,358,134)	(1,067,871)
Proceeds from exercise of stock options	-	501
Proceeds from issuance of Series 3-A preferred stock	554,266	-
Offering costs	(48,038)	(5,981)
Net cash provided by financing activities	1,241,434	4,192,218
Net change in cash	(135,257)	403,309
Cash in at beginning of year	685,015	281,706
Cash at end of year	$ 549,758	$ 685,015
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 176,175	$ 70,515
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities:		
Convertible notes payable and accrued interest converted into Series 3-A preferred stock	$ 7,000,782	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

VESTABOARD, INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Vestaboard, Inc. (the "Company"), is a Delaware company organized on August 5, 2015. The Company is engaged in development, design and direct-to-customer marketing and sales of their smart messaging display product. The Company's headquarters is in Palo Alto, California. The Company began operations in 2015.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company bases its estimates and assumptions on historical experience, known or expected trends and various other assumptions that it believes to be reasonable. Actual results could differ from those estimates presented within the financial statements. Significant estimates inherent in the preparation of the accompanying financial statements include valuation of right-of-use (ROU) asset, lease liability, accrued expenses, deferred income tax assets, provision for warranty, and reserves for commitments and contingencies. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and 2022, the Company's cash and cash equivalents balances exceed federally insured limits by $0 and $297,590, respectively, subjecting it to significant credit risk and potential losses at December 31, 2022.

Accounts Receivable

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2023 and 2022, the Company's accounts receivable amounted to $45,748 and $54,711, respectively. As of December 31, 2023 and 2022, the management considers its accounts receivable as fully collectible and no allowance

for doubtful accounts has been recorded.

Prepaid Expenses

Prepaid expenses include amounts paid in advance for services to be rendered to the Company. Prepaid expenses amounted to $40,100 and $28,801 as of December 31, 2023 and 2022, respectively and consisted primarily of insurance payments, marketing subscriptions and prepayments for promotional event.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the first-in, first-out method. The inventory balances were $1,906,081 ($1,810,247 finished goods and $95,834 work-in-progress) and $2,655,970 ($1,552,463 finished goods and $1,103,507 work-in-progress) as of December 31, 2023 and 2022, respectively. The Company evaluates its inventory for impairment and obsolescence based on future demand, market condition sales history, changes in product demand, global and regional economic conditions and historical experience. When the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment is charged to costs of goods sold in the statement of operations. As of December 31, 2023 and 2022, management determined no reserve for obsolescence or impairment was necessary.

The Company makes deposits on inventory production and recognizes such as inventory deposits on its balance sheets, which amounted to $297,089 and $163,853 as of December 31, 2023 and 2022, respectively.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' deficit upon the completion of an offering or to expense if the offering is not completed.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $3,500 as property and equipment. The Company depreciates computer software and industrial equipment using the straight-line method based on its estimated useful life of 3 years and depreciates computer hardware using the double declining method based on its estimated useful life of 5 years. The Company periodically evaluates assets for impairment and writes off capitalized costs as necessary. As of December 31, 2023 and 2022, the management determined no impairment on the Company's property and equipment.

The Company's property and equipment consisted of the following as of December 31, 2023 and 2022:

	2023	2022
Computer hardware	$ 13,773	$ 13,773
Computer software	4,290	4,290
Industrial equipment	105,176	105,176
Total	123,239	123,239
Accumulated depreciation	(88,957)	(52,656)
Property and equipment, net	$ 34,282	$ 70,583
Depreciation	$ 36,301	$ 31,493

Impairment of Long-Lived Assets

Company management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. For the years ended December 31, 2023 or 2022, the Company does not have any impairment losses on long-lived assets.

Deferred Revenue

Deferred revenue represents revenues collected but not earned as of December 31, 2023 and 2022. This is composed of pre-orders of the product that have not been delivered by the end of the financial reporting period and VB Plus subscription, which revenue is normally recognized over the life of the subscription, which is generally 12-36 months.

As of December 31, 2023 and 2022, the Company's deferred revenue amounted to $691,615 and $861,644, respectively. For the years ended December 31, 2023 and 2022, changes in deferred revenue are as follow:

	2023	2022
Balance at beginning of the year	$ 861,644	$ 2,462,141
Amounts deferred during the year	10,708,965	9,039,157
Revenue recognized	(10,878,994)	(10,639,654)
Balance at end of the year	$ 691,615	$ 861,644

Deferred revenue as of December 31, 2023 and 2022 consists of the following:

	2023	2022
Vestaboard Products	$ 202,402	$ 525,797
VB Plus Subscriptions	489,213	335,847
	$ 691,615	$ 861,644

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash in banks, receivables, accounts payable and accrued expenses, factoring loans, operating lease liability, factoring loans, convertible notes payable and accrued interest payable.

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of December 31, 2023 and 2022, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements

are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Revenue Recognition

ASC Topic 606, "*Revenue from Contracts with Customers*" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Most of the Company's revenue arrangements generally consist of a single performance obligation to transfer the promised goods and services. The Company recognizes revenue as goods are shipped to customers. The Company also sells Vestaboard Plus, a subscription program which allows subscribers to access a library of automated channels, applications and sources of data. The Company recognizes revenue over the term of the subscription, which is generally 12-36 months.

Revenues for the years ended December 31, 2023 and 2022 consists of the following:

	2023	2022
Vestaboard Products	$ 10,467,819	$ 9,764,382
VB Plus Subscriptions	325,114	112,639
Shipping	59,599	731,242
Installation	26,462	31,391
	$ 10,878,994	$ 10,639,654

Where required, sales taxes are collected at the time of sale and are remitted to the appropriate taxing authorities. Sales tax payables amounted to $285,749 and $152,195 as of December 31, 2023 and 2022, respectively.

Cost of Net Revenues

Cost of net revenues amounting to $6,876,877 and $7,566,174 for the year ended December 31, 2023 and 2022, respectively, primarily consisted of production costs, shipping fees, merchant fees, facility allocations, warranty expenses, tooling costs, customs fees, contractor fees, and payroll allocations.

The Company records estimates of future warranty costs which amounted to $200,954 and $99,909 as of December 31, 2023 and 2022, respectively and is recorded as part of accounts payable and accrued

expense in the balance sheets.

Research and Development

In accordance with ASC 730, research and development costs are expensed as incurred. Total expenses related to research and development were $1,276,032 and $1,154,572 for the years ended December 31, 2023 and 2022, respectively.

Advertising Costs

Advertising costs are expended as incurred. Total advertising costs were $1,935,648 and $1,330,871 for the years ended December 31, 2023 and 2022, respectively, which are included in sales and marketing expenses in the statements of operations.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840 and generally requires lessees to recognize operating and finance lease liabilities and corresponding ROU assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations, recognized on a straight-line basis. Short-term leases are leases with a lease term of 12 months or less.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including in substance fixed payments), less any lease incentives receivable, (b) variable lease payments that are based on an index or a rate, (c) amounts expected to be payable by the lessee under residual value guarantees, (d) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option and (e) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company's incremental borrowing rate. ROU assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received and (c) any initial direct costs.

At the commencement date, the date at which the leased asset is available for use by the Company, leases are recognized by recording an ROU asset and a lease liability.

After the commencement date, for an operating lease, the lease liability is measured at the present value of the lease payments not yet paid using the interest rate established at commencement date (unless the rate has been updated after the commencement date) and the ROU asset is measured at the amount of lease liability, adjusted for, unless the ROU asset has been previously impaired: a) prepaid or accrued lease payments, b) the remaining balance of any lease incentives received and (c) unamortized initial direct costs. Generally, each lease payment is allocated between the liability and finance cost. The finance cost is charged to statements of operations over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Upon adoption of ASU 2016-02, the Company recognized a lease liability in relation to a lease which was classified as operating lease under the principles of ASC 842. This liability was measured at the present value of the remaining lease payments, discounted using the Company's incremental borrowing rate as of the lease execution date.

The cumulative effect of adoption of ASC 842 on Company's balance sheet as of January 1, 2022 is presented below:

	December 31, 2021	ASC 842 Adjustment	January 1, 2022
Right-of-use asset	$ -	$ 26,979	$ 26,979
Other assets	2,403,793	-	2,403,793
Total Assets	2,403,793	26,979	2,430,772
Operating lease liability	-	26,979	26,979
Other liabilities	5,989,245	-	5,989,245
Total Liabilities	5,989,245	26,979	6,016,224
Accumulated deficit	(8,611,526)	-	(8,611,526)
Other equity items	5,026,074	-	5,026,074
Total Stockholders' Deficit	(3,585,452)	-	(3,585,452)
Total Liabilities And Stockholders' Deficit	$ 2,403,793	$ 26,979	$ 2,430,772

The impact of ASC 842 for the current year has been disclosed in Note 7.

Foreign Currency Remeasurements

The Company operates using the U.S. dollar as the functional currency. The effect of foreign currency exchange rates on balance sheet accounts was not material for the years ended December 31, 2023 and 2022.

Income Taxes

Income taxes are provided in accordance with ASC 740, *Income Taxes*. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry forwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is

more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company files U.S. federal and California state income tax returns. The Company's tax returns for periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties and the need to obtain additional financing.

NOTE 3: GOING CONCERN

The Company sustained net losses of $2,615,960 and $2,517,814 and had negative operating cash flows for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, the Company had an accumulated deficit of $13,745,300 and lacks liquid assets to satisfy its obligations as they come due with cash of $549,758 and a working capital deficit of $1,344,024. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The Company recognizes it will need to raise additional capital in order to fund operations, meet its payment obligations and execute its business plan. There is no assurance that additional financing will be available when needed or that management will be able to obtain financing on terms acceptable to the Company and whether the Company will generate revenues, become profitable, and generate positive operating cash flow. If the Company is unable to raise sufficient additional funds on favorable terms, it will have to develop and implement a plan to further extend payables and to raise capital through the issuance of debt or equity on less favorable terms until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful. If the Company is unable to obtain financing on a timely basis, the Company could be forced to sell its assets, discontinue its operations and/or pursue other strategic avenues to commercialize its technology and

its intellectual property could be impaired.

The accompanying financial statements have been prepared in conformity with U.S. GAAP, which contemplates continuation of the Company as a going concern and the realization of assets and the satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the financial statements do not necessarily represent realizable or settlement values. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4: NOTES RECEIVABLE

In August 2021, the Company entered into a loan agreement with one of its employees amounting to $13,067. This loan bears interest at 0.14% per annum, compounded annually and is payable in 12 monthly installments of $1,090, through salary deductions. In July 2022, the Company entered into another loan agreement with the same employee amounting to $50,000. This loan bears interest at 2.50% per annum and is payable in 12 monthly installments, commencing on the first anniversary of the loan, which is July 2023. This loan is not subject to any collateral. Under the terms of the agreement, the loan may be forgiven based on the attainment of certain milestones related to borrower's employment with the Company. In 2022, the borrower paid $10,000 on this loan through salary deduction. In September 2022, the employee resigned from his employment with the Company, effective October 1, 2023. Under the terms of the separation agreement and in connection with the execution of the independent contractor agreement, the $12,500 of the outstanding loan was forgiven. In 2022, the Company recognized a $12,500 loss on loan forgiveness under other expenses in the statements of operations. Upon execution of the independent contractor agreement, the employee forfeited the 53,275 unvested shares of restricted common stock previously issued. In 2023, the Company forfeited its right to collect $27,490 and recognized this as a loss on loan forgiveness under other expenses in the statements of operations. As of December 31, 2023 and 2022, outstanding notes receivable balance was $0 and $27,490, respectively. Interest income on notes receivable was not material for the years ended December 31, 2023 and 2022.

As of December 31, 2023 and 2022, receivable from another employee amounted to $534 and $1,534, respectively.

NOTE 5: DEBT FINANCING AGREEMENTS

Factoring Loans

Shopify Loans

In 2022, the Company entered into short-term agreements with Shopify totaling $730,000. Total required payments are $788,388 for the whole term of the loans. The Company recorded discount on loans amounting to $58,338, which is being amortized to interest expense over the term of the loans. The loans are being repaid daily at 11% to 15% of the Company's Shopify account's sales proceeds, which is being deducted automatically until the total required payments are made. The loan is secured by the Company's balances on its Shopify account.

In 2023, the Company entered into short-term agreements with Shopify totaling $1,355,000. Total

required payments are $1,464,410 for the whole term of the loans. The Company recorded a discount on these loans amounting to $109,410, which is being amortized to interest expense over the term of the loans. The loans are being repaid daily at 10% to 17% of the Company's Shopify account's sales proceeds, which is being deducted automatically until the total required payments are made. The loan is secured by the Company's balances on its Shopify account.

For the year ended December 31, 2023 and 2022, $82,246 and $42,832 of discount on loan was amortized to interest expense, respectively. As of December 31, 2023 and 2022, the outstanding balance of this loan was $347,668, net of unamortized interest of $28,320 and $14,448, net of unamortized interest of $1,156, respectively.

Paperstack Loans

In 2023, the Company entered into short-term agreements with Paperstack totaling $1,588,340. Total required payments are $1,715,179 for the whole term of the loans. The Company recorded a discount on loans amounting to $126,839, which is being amortized to interest expense over the term of the loans. The loans are being repaid daily at 15% to 19% of the Company's Paperstack account's sales proceeds, which is being deducted automatically until the total required payments are made. The loan is secured by the Company's receipts on its Shopify account. For the year ended December 31, 2023, $88,389 of discount on loan was amortized to interest expense. As of December 31, 2023, the outstanding balance of this loan was $485,361, net of unamortized interest of $38,450.

PayPal Loans

In 2022, the Company entered into working capital loan agreements with PayPal totaling $198,000. The total required payments are $214,184 for the whole term of the loans. The Company recorded a discount on loans amounting to $16,184, which is being amortized to interest expense over the term of the loan. The loans are being repaid daily at 30% of the Company's PayPal account's sales proceeds, which is being deducted automatically until the total required payments are made. The loans are secured by the Company's balances on its PayPal account. In 2023, the Company fully paid its obligations related to loan agreement. For the year ended December 31, 2023 and 2022, $5,540 and $10,644 of discount on loans were amortized to interest expense, respectively. As of December 31, 2023 and 2022, the outstanding balance of this loan was $0 and $57,200, net of unamortized interest of $0 and $5,540, respectively.

Convertible Notes Payable

In 2021, the Company issued Series2021A convertible notes for a total principal of $2,000,000. The notes bear interest of 6% per annum with all principal and interest due and payable on June 30, 2023.

In 2022, the Company issued Series2022A, Series2022B and Series2022C convertible notes for a total principal of $2,000,000, $500,000 and $1,837,569, respectively. The notes bear interest of 6% per annum with all principal and interest due and payable on June 30, 2023. Also, the Company amended Series2021A, Series2022A and Series2022B, made changes to the definition of majority holder and to what qualifies as a qualified financing.

In the event the Company issues Series2022C convertible notes with proceeds of greater than $2,000,000, the Company and the holder agree that the Company may, at its sole discretion and at any

time prior to maturity date, convert the notes into an equity financing, which is Series Seed 1-D preferred stock at valuation price of the quotient obtained by dividing $35,000,000 by the number of shares of common stock outstanding (including conversions) immediately prior the qualified financing. In the event of a change of control (as defined in the note agreements), the Company shall repay the holder either, upon the determination of the majority holders, a) the entire balance of the then outstanding note or b) the amount that would be payable in connection with such change in control with respect to that number of shares of common stock if the balance was converted immediately prior to the consummation of such change in control at a conversion price based on the quotient obtained by dividing $35,000,000 by the number of shares of common stock outstanding (including conversions). In addition, the notes are subject to automatic conversion upon a qualified equity financing of not less than $2,000,000, where the notes and all accrued but unpaid interest automatically converts into the Company's shares issued in the triggering financing. The conversion rate is either a) a 10% discount, when the Company raises the qualified equity financing before June 30, 2022 or b) a 20% discount, when the Company raises the qualified equity financing after June 30, 2022, to the price per share paid by the cash purchasers in the qualified equity financing. The conversion price of the balance related to qualified financing shall not exceed the quotient obtained by dividing $35,000,000 by the number of shares of common stock outstanding (including conversions) immediately prior to the qualified financing.

The Company analyzed the notes for beneficial conversion features and concluded that no beneficial conversion feature discount should be recorded until resolution of the contingency of the qualified equity financing.

In 2023, the Company issued Series 2022C convertible notes with aggregate principal amount of $165,000.

In August 2023, the Company approved the conversion of convertible notes payable and related interest with cumulative amount of $7,000,782 ($6,487,569 principal, $513,213 accrued interest) in exchange for 2,397,499 shares of Series Seed 3-A preferred stocks. In the same period, $17,455 of the convertible notes ($15,000 principal, $2,445 accrued interest) was refunded to its holder.

Interest expense incurred on these convertible notes amounted to $191,020 and $279,917 for the year ended December 31, 2023 and 2022, respectively. The outstanding principal balance and accrued interest as of December 31, 2022 was $6,337,569 and $324,628, respectively.

NOTE 6: STOCKHOLDERS' DEFICIT

Capital Structure

On August 18, 2023, the Company filed its second amended and restated certificate of incorporation authorizing 15,430,000 shares of Common Stock and 8,203,172 shares of preferred stock, both with par value of $0.0001. The Company designated its preferred stock as 786,480 shares of Series Seed 1-A preferred stock, 413,439 shares of Series Seed 1-B preferred stock, 2,352,941 shares of Series Seed 1-C preferred stock, 198,258 shares of Series Seed 2-C preferred stock, 3,519,700 shares of Series Seed 3-A preferred stock, and 932,354 shares of Series Seed 3-B preferred stock.

The preferred stockholders have certain preferences over common stockholders and other protective

provisions. Preferred stock has a dividend preference over common stock, where dividends of $0.72 per share for Series Seed 1-A preferred stock, $1.17 per share for Series Seed 1-B preferred stock, $1.70 per share for Series Seed 1-C preferred stock, $1.70 per share for Series Seed 2-C preferred stock, $2.92 per share for Series Seed 3-A preferred stock and $2.92 per share for Series Seed 3-B preferred stock must be paid before any dividends to common stockholders and then any dividends after such payments are paid ratably to preferred stock and common stock on an as-converted to common stock basis. The shares of preferred stock are subject to an optional conversion right, where shares are convertible into fully paid and non-assessable shares of common stock, initially at a 1:1 rate. All shares of preferred stock are subject to automatic conversion into the Company's common stock upon an initial public offering or by vote or written consent of the requisite holders. Common stock has voting rights of one vote per share. Preferred stock is entitled to vote with holders of common stock on an as-converted basis, except for Series Seed 2-C and Series Seed 3-B preferred stock which are considered as non-voting preferred stocks.

Preferred stockholders have liquidation preference equal to $0.72 per share for Series Seed 1-A preferred stock, $1.17 per share for Series Seed 1-B preferred stock, $1.70 per share for Series Seed 1-C preferred stock, $1.70 per share for Series Seed 2-C preferred stock, $2.92 per share for Series Seed 3-A preferred, and $2.92 per share for Series Seed 3-B preferred stock stock over common stockholders. The total liquidation preference as of December 31, 2023 and 2022 were $12,941,990 and $5,386,800, respectively.

Preferred Stock

In 2020, the Company issued 1,697,042 shares of Series Seed 1-C preferred stock at $1.70 per share for gross proceeds of $2,885,000. The issuance of Series Seed 1-C preferred stock triggered automatic conversion of all SAFE agreements resulting in the conversion of the then outstanding Purchase Amount of $1,050,000 into 786,480 shares of Series Seed 1-A preferred stock at conversion price of $0.72 per share and 413,439 shares of Series 1-B preferred stock in at a conversion price of $1.17 per share.

In 2021, the Company issued 655,899 shares of Series Seed 1-C preferred stock at $1.70 per share for gross proceeds of $1,115,044. Also, the Company undertook an offering of its Series Seed 2-C preferred stock pursuant to a Regulation Crowdfunding offering and issued 194,239 shares of Series Seed 2-C stock at $1.70 per share. The Company received total gross proceeds of $330,206 from this offering. The Company issued 3,885 shares of Series Seed 2-C preferred stock to its broker as compensation. The Company incurred offering costs of $102,512 with these issuances.

In 2023, the Company issued 189,816 shares of Series Seed 3-A preferred stock at $2.92 per share for gross proceeds of $554,266. Also, the Company issued 2,397,499 shares of Series 3-A preferred stock in accordance with the conversion of convertible notes payable as discussed in Note 5.

786,480 shares of Series 1-A preferred stock, 413,439 shares of Series 1-B preferred stock, 2,352,941 shares of Series 1-C preferred stock were outstanding as of both December 31, 2023 and 2022. In addition, 198,258 and 198,124 shares of Series Seed 2-C preferred stock were issued and outstanding and 2,587,315 and 0 shares of Series Seed 3-A preferred stock were issued and outstanding as of December 31, 2023 and 2022, both respectively.

Common Stock

In 2021, the Company granted 127,650 shares of restricted common stock to its two employees, which were valued at the Company's estimated fair value of its stock and will be recorded as compensation expense as vesting occurs. 35,250 shares vested immediately while the 92,400 shares vest equally over 48 months. In 2022 and 2021, 27,575 and 46,800 shares vested and the Company recorded stock-based compensation expense of $10,203 and $17,316, respectively. In 2022, the remaining 53,275 shares were forfeited, see Note 4 for discussions. There were no unvested restricted common stock shares as of December 31, 2023 and 2022.

In 2022, an employee exercised stock options into 1,354 shares of common stock at an exercise price of $0.37 per share, resulting in proceeds of $501.

5,600,729 shares of common stock were issued and outstanding as of both December 31, 2023 and 2022.

2021 Stock Incentive Plan

The Company adopted the *2021 Stock Incentive Plan* (the "Plan"). The Plan permits the grant of stock options, stock appreciation rights and restricted stock to attract and retain employees and consultants. Under the Plan, the Company issues stock appreciation rights and options having a term of up to ten years and a strike price of no less than the fair market value of Common Stock at the time of issuance. Restricted stock is subject to vesting restrictions determined on a case-by-case basis. While shares may be restricted, the restricted stockholder retains voting rights for each share, regardless of restriction. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests. The Company issues new common shares upon the exercise of options. The Company has reserved 975,971 shares of common stock under the Plan. On August 18, 2023, the Plan was amended to increase the number of shares of common stock reserved under the Plan to 1,700,971. As of December 31, 2023 and 2022, 914,731 and 92,231 shares of common stock were available for grant, respectively.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's Common Stock and for stock options, the expected life of the option and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The

risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The Company calculated its estimate of the value of the stock compensation granted for the years ended December 31, 2023 and 2022 under FASB ASC 718 and recorded compensation costs related to the stock option grants of $29,543 and $40,027, respectively. As of December 31, 2023, there was $40,683 of stock-based compensation to be recognized over a weighted-average period of approximately 1.8 years.

A summary of options activities for the years ended December 31, 2023 and 2022 is as follows:

	December 31, 2023		December 31, 2022	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	808,011	$ 0.37	667,944	$ 0.37
Granted	-	$ -	170,067	$ 0.37
Exercised	-	$ -	(1,354)	$ 0.37
Forfeited	(97,500)	$ 0.37	(28,646)	$ 0.37
Outstanding - end of year	710,511	$ 0.37	808,011	$ 0.37
Exercisable at end of year	525,121	$ 0.37	198,787	$ 0.37
Weighted average grant date fair value of options granted during year	$ -		$ 0.23	
Intrinsic value of options outstanding at year-end	$ 312,625		$ -	
Weighted average duration (years) to expiration of outstanding options at year-end	7.73		8.77	
Weighted average duration (years) to expiration of exercisable options at year-end	7.64		8.59	

The stock option issuances were valued using the using the following inputs for the year ended December 31, 2022:

	December 31, 2022
Risk Free Interest Rate	1.55% - 4.06%
Expected Dividend Yield	0.00%
Expected Volatility	60.00%
Expected Life (years)	5 - 7
Fair Value per Stock Option	$0.22 - $0.23

There were no stock options issued for the year ended December 31, 2023.

NOTE 7: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

Lease Commitments

The Company entered into various operating lease agreements for offices and storage spaces on various locations. These spaces are being rented on a month-to-month basis with monthly payment ranges from $2,090 to $3,450.

In February 2019, the Company entered into a 1-year operating lease agreement, which commenced in March 2021, for office and storage space. The agreement requires a security deposit of $3,000 and monthly payments of $2,600. Additionally, the Company is responsible for common area maintenance and internet, which totals $400 per month. In 2022, the Company renewed an operating lease agreement for another year, which commenced in March 2022. The agreement called for monthly payments of $2,870. Additionally, the Company is responsible for common area maintenance and internet, which totals $437 per month. In 2023, the Company renewed an operating lease agreement for another year, which commenced in March 2023. The agreement called for monthly payments of $3,000. Additionally, the Company is responsible for common area maintenance and internet, which totals $450 per month.

In October 2021, the Company entered into a 5-year operating lease agreement, which commenced in October 2021, for office and storage space. The agreement requires monthly payments of $1,261 for the first year, $1,402 for the second year, $1,437 for the third and fourth year and $1,472 for the fifth year. Additionally, the Company is responsible for common area maintenance, property taxes, insurance and internet, which currently totals $405 per month. In March 2022, this lease agreement was amended, changing the monthly rental payment to $1,402 all throughout the lease term and shortening the lease term to 2 years, with September 30, 2023, as the lease end date. The Company recognized an operating ROU asset and operating lease liability, both for $26,979, using the Company's incremental borrowing rate at 6% and remaining lease term of 1.75 years. As of December 31, 2022, the carrying amount of the operating ROU asset was $12,412, net of accumulated amortization of $14,566 and the carrying amount of the operating lease liability was $12,412, net of unamortized interest of $14,566. As of December 31, 2023, the ROU asset and lease liability are both $0, as the Company did not renew this lease agreement.

In March 2022, the Company entered into a 4-month operating lease agreement, which commenced in March 2022, for office and storage space. The agreement requires monthly payments of $2,100. In July 2022, this lease agreement was renewed on a month-to-month basis with monthly payment of $2,306. In 2023, the monthly payment was increased to $2,381.

Total expenses related to lease agreements were $107,497 and $105,121 for the years ended December 31, 2023 and 2022, respectively. Future minimum payment obligations under these leases are $6,900, which are all due in 2024.

The following is a schedule of operating lease liability as of December 31, 2022:

2023	$ 12,722
Total undiscounted cash flows	12,722
Unamortized interest	(310)
Present value of operating lease liability	$ 12,412
Operating lease liability, current	$ 12,412
Operating lease liability, non-current	-
Present value of operating lease liability	$ 12,412

Supplemental cash flow information related to leases for the year ended December 31, 2022 are as follows:

Cash paid for amounts included in the measurement of lease libility:	
Operating cash flows for operating leases	$ 16,820
Lease liability arising from obtaining right-of-use asset:	
Operating lease	$ 27,876

Litigation

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Concentrations

For the years ended December 31, 2023 and 2022, approximately 93% and 89%, respectively, of the Company's materials are procured through a single supplier. As of December 31, 2023 and 2022, the Company has significant concentrations on its accounts payable where approximately 82% of its accounts payable balance as of both December 31 2023 and 2022, were due to this single supplier. Should this supplier no longer be willing or able to satisfy the Company's product needs it could adversely affect the Company's business.

NOTE 8: RELATED PARTY TRANSACTIONS

The Company's founder is the majority shareholder, Chief Executive Officer and sole director of the Company. In 2020, the Company loaned funds to the Company's founder amounting to $322,000, which bears 3% per annum and was payable on demand no later than December 31, 2022. Interest is payable annually. On December 31, 2020, the Company forgave a portion of this loan's principal balance amounting to $150,000 and accrued interest of $3,946, which the Company recognized a total of $153,946 loss on loan forgiveness under other expenses in the statement of operations. The forgiveness is in consideration of the founder's work performed for the Company. In 2022 and 2021, the Company loaned additional funds to the founder amounting to $141,721 and $57,054, respectively. On December 31, 2022, the Company entered an amended and restated unsecured promissory note

with its founder for a total loan of $375,000, inclusive of interest accrued on prior outstanding principal, which bears 3% per annum and is payable on December 31, 2025. The promissory note amended and restated all amounts loaned to the founder.

As of December 31, 2023 and 2022, the Company's outstanding receivable from its founder was $386,487 and $373,775, respectively. The related party receivable is presented as a component of stockholders' deficit.

For the years ended December 31, 2023 and 2022, the Company founder's salary was $275,000 and $230,000, including bonuses, respectively.

NOTE 9: INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets as of December 31, 2023 and 2022 are summarized below:

	2023	2022
Net operating loss carryforward	$2,866,437	$2,475,417
R&D credit carryforward	204,959	204,959
Unamortized capitalized R&D	541,272	330,236
Property and equipment	7,895	4,077
Other	55,801	27,817
Deferred tax assets	3,676,364	3,042,505
Valuation allowance	(3,676,364)	(3,042,505)
Net deferred tax assets	$ -	$ -

The Company's effective tax rate for the years ended December 31, 2023 and 2022 was 0% due to the full valuation allowance on the Company's deferred tax assets.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required as the Company has not yet generated taxable income since inception. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 26.7%. The increase in the valuation allowance for the year ended December 31, 2023 amounted to $633,860.

At December 31, 2023 and 2022, the Company has available net operating loss (NOL) carryforwards for federal tax of approximately $10.7 million and $9.3 million, respectively. Federal NOL incurred

prior to tax year 2018 amounting to $0.69 million will be carried forward for 20 years and will begin to expire in 2034. Post-TCJA NOL amounting to $9.2 million and $7.7 million as of December 31, 2023 and 2022, respectively, will be carried forward indefinitely but limited to 80% of future taxable income beginning in 2021. The Company also has $204,959 of research and development credits that will begin to expire in 2029, if unused.

As a result of the Company's equity financing in recent years, the Company underwent changes in ownership for purposes of the Tax Reform Act. Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of any of the Company's net operating loss carry forwards and tax credits may be limited if cumulative changes in ownership of more than 50% occur during any three-year period.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. Management adopted this standard in 2022 as described in Note 2.

In January 2017, the FASB issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment*. ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The adoption of ASU 2017-04 did not have a material impact on the Company's financial statements.

In August 2018, the FASB issued ASU 2018-15, *Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract* ("ASU 2018-15"). ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The adoption of ASU 2018-15 did not have a material impact on the Company's financial statements.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity*, as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity

component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The adoption of ASU 2020-06 did not have a material impact on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: SUBSEQUENT EVENTS

Preferred Stock Offerings

In January 2024, the Company began offering its Series 3-A Preferred Stock pursuant to Regulation D to accredited investors and its Series 3-B Preferred Stock pursuant to Regulation Crowdfunding through the StartEngine platform, at a price per share of $2.92.

Management's Evaluation

Management has evaluated subsequent events through April 18, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.